Tampon Tribe INC.

Audited Financial Statements Dec 31, 2021

Tampon Tribe INC.

Subhajit Guha CPA

E3/402, Victoria Greens,385 Garia Main Road, Kolkata -700084, India

Mobile : +18296889232, E- Mail : subhajitguha9@gmail.com

Illinois License - 065.056711

To
The Board of Directors
Tampon Tribe INC
201 BICKNELL AVENUE
Suite-128
Santa Monica   8th August,2022
CA-90405

Independent   Auditor's   Report

We have audited the accompanying financial statements of Enigma Invest LLC, which comprises the Balance Sheets as of December 31, 2021 and the related statements of Income and Retained Earnings, for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enigma Invest LLC, as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Subhajit Guha
Certified Public Accountant
Illinois-065.056711

Subhajit Guha
Licensed Certificate Public Accountant
State of Illinois
License No.- 065.056711
Valid Till 09.30.2024

Tampon Tribe INC.
Balance Sheet as on 31st December,2021 and 31st December,2020

ASSETS :-	December 31, 2021 ($)	December 31,2020 ($)
Current Assets-		
Cash & Cash Equivalent	146,813	271,634
Accounts Receivable	1,923	1,923
Short Term Investments	5,840	5,840
Inventory	24,258	24,258
Loans to Shareholders	810	810
Prepaid Expenses	275	275
Total Current Assets	**179,919**	**304,740**
Fixed Assets-		
Property, Plant and Equipment	29,988	-
TOTAL ASSETS	**209,907**	**304,740**
LIABILITIES AND EQUITIES :-		
Current Liabilities -		
Bank Overdraft	5,161	18,545
Accounts Payable	2,115	2,115
Current Liabilities	7,276	20,660
Long Term Liabilities	578,309	578,426
TOTAL LIABILITIES	585,585	599,086
Equities -		
Common Stock	54	54
Retained Earnings :-		
Opening Balance	(294,400)	(437,505)
Income for the year	(81,332)	143,105
Closing Balance	(375,732)	(294,400)
Total Equities	(375,678)	(294,346)
LIABILITIES & EQUITIES	**209,907**	**304,740**

Tampon Tribe INC.

Statement of Income and Expenditures for the year ended 31st December ,2021 and 31st December ,2020

	Jan. 1-Dec.31st,2021 ($)	Jan. 1-Dec.31st,2020 ($)
Revenue & Income:-		
Sales Revenue	574,528	987,796
Interest Received		21
Grant Received	15,000	
PPP Loan Forgiveness	38,007	
Other Income	2,000	
Total Income	**629,535**	**987,817**
Cost of Goods Sold	**306,130**	**493,035**
Gross Profit	323,405	494,782
Operating Expenses :-		
Independent Contractor Expenses	175,144	146,093
Marketing and Advertising Expenses	98,599	68,859
Rent/ Lease	48,060	31,120
Software and Web Housing Expenses	28,304	15,855
Other Operating Expenses	54,628	89,750
Total Operating Expenses	404,735	351,677
Net Income/(Loss)	(81,332)	143,105

Tampon Tribe INC.
Statement of Cash Flows
For the year ended 31st December 2021 and 31st December,2020

	2021	2020
Net Income	(81,332)	143,105
Adjustments :-		
Accounts Receivable		(1,923)
Short Term Investments		(5,840)
Inventory		(24,258)
Loans to Shareholders		(810)
Prepaid Expenses		(275)
Accounts Payable		2,115
Net Cash Provided by operating activities	-(81,332)	112,114
Net Cash Provided by		
Investing activities-Purchase of Fixed Assets	-(29,988)	-
Net Cash used by Financing Activities		
Long Term Liabilities		578,426
Repayment of Long Term Liabilities	-(118)	
Liabilities to Salt Group		
Issue of Common Stock		54
Accumulated Retained Earnings		(437,505)
Net Cash used/raised by Financing Activities	-(118)	140,975
Net Cash movement during the period	-(111,436)	253,089
Opening Cash Balance	253,089	-
Closing Cash Balance	141,653	253,089
Closing Cash Balance- Actual	141,653	253,089

Tampon Tribe INC.
Statement of Stockholders Equity
For the year ended 31st December,2021

	Common Stock ($)	Additional Paid in Capital ($)	Retained Earnings ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Opening Balance-2021	54		(294,400)		(294,346)
Issued					
Net Income			(81,332)		(81,332)
Closing Balance-2021	54		(375,732)		(375,678)

Tampon Tribe Inc.

Notes to Financial Statements
For the Year Ended December 31, 2021

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Tampon Tribe was established on 3rd September ,2019 in the State of Delaware

B)   Basis of Accounting

The Company prepares its financial statements according to the cash basis of accounting . Revenues are recognized when realized , and expenses are recognized when spent.

C)   Revenue Recognition

Revenue is recognized when the Sale is realized due to Cash basis of accounting

D)   Use of Estimates

Management uses   estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported   amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from these estimates .

E)   Depreciation

Due to Cash basis of accounting being followed by the Company, no depreciation has been provided for in the books.

(2)   Property, Plant and Equipment

Payment for purchase of property was made and recorded in the books for the period ended December 31,2021

(3)   Equity Ownership :-

Equity Holder's Name	No.of Shares	(%) of ownership
Jennifer Eden	2,500,000	41.84%
Gabriela Alves	2,500,000	41.84%
Athan Slotkin	125,000	2.09%
Giana Korth	266,705	4.46%
Reserved for Equity Pool	583,295	9.76%
Total	5,975,000	100.00%

Tampon Tribe Inc.

Notes to Financial Statements

For the Year Ended December 31, 2021

(4) **Grant Received** – During the year 2021 , The Company received a Grant of $ 15,000.

(5) **Other Income** – During the year , The Company received an interest of $ 2,000 from Citi Bank.